WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*

OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L160
(CUSIP Number)
Attn: Mr. Ioannis Zafirakis Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 10, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L160

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
23,283,643

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

23,283,643

10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,283,643

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Diana Shipping Inc., a Marshall Islands corporation (“Diana Shipping”). Diana Shipping is referred to as the “Reporting Person.”

The principal business address for Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with a spin-off transaction, Diana Shipping acquired 10,000 of the Issuer’s Series C Convertible Preferred Shares (the “Series C Preferred Shares”), which in accordance with their terms have become convertible into an aggregate of 12,379,302 Shares of the Issuer at Diana Shipping’s option.

As partial consideration for the Issuer’s purchase of the m/v Melia from Diana Shipping, the Issuer issued 13,157 shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the “Series D Preferred Shares”) to Diana Shipping, which in accordance with their terms have become convertible into an aggregate of 10,904,341 Shares at a conversion price equal to the 10-trading day trailing VWAP of the Issuer’s Shares as of February 21, 2023, giving effect to certain ownership restrictions contained in the Series D Preferred Shares’ statement of designation, including that the Series D Preferred Shares shall not be convertible into the Issuers’ common shares to the extent that such conversion would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding common shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired (i) the Series C Preferred Shares in connection with the spin-off transaction and (ii) the Series D Preferred Shares partial consideration for the Issuer’s Purchase of the m/v Melia, both as described herein solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares or other securities of the Issuer, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Series C Preferred Shares the Series D Preferred Shares or Shares into which Series C Preferred Shares and Series D Preferred Shares may be converted, that it owns depending upon an ongoing evaluation of its investment in the Series C Preferred Shares and the Series D Preferred Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of February 21, 2023, the Issuer had 24,233,996 Shares outstanding. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares:

Diana Shipping is the record holder of (i) 10,000 Series C Preferred Shares convertible into an aggregate of 12,379,302 Shares as of the date hereof, and (ii) 13,157 Series D Preferred Shares convertible into an aggregate of 10,904,341 Shares as of the date hereof, after giving effect to the limitations included in the Series D Preferred Shares which limits the conversion of any such Series D Preferred Shares to the extent it would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding Shares. The Reporting Person is not the direct owner of any Shares of the Issuer as of the date hereof. As a result of such ownership limitations, Diana Shipping has the sole power to vote or direct the vote of 23,283,643 Shares and has the shared power to vote or direct the vote of 0 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person also owns 500,000 of additional preferred voting shares of the Issuer that convey the right to cast a number of votes for all matters on which shareholders of the Issuer may vote equal to up to 34% of the total number of votes entitled to be cast by the Issuer’s shareholders on such matter, provided that to the extent such voting power, together with any affiliate of the Reporting Person, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Issuers’ shareholders, the number of votes shall be automatically reduced so that the Reporting Person’s aggregate voting power, together with its affiliates, is not more than 49%.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2023
(Date)

Diana Shipping Inc.

By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Authorized Representative

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).